FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 11, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Draft Resolutions on Issues Submitted for Approval

of the Annual General Meeting of Shareholders of

Mobile TeleSystems Open Joint Stock Company

June 25th, 2009

On the first issue on the agenda:

The procedure for conducting the annual general shareholders meeting

Draft resolution:

1. Have the following person                                                    elected Chairman of MTS OJSC Annual General Shareholders Meeting.

2. Voting results and resolutions adopted by MTS OJSC Annual General Shareholders Meeting with respect to issues on the agenda shall be announced at MTS OJSC Annual General Shareholders Meeting.

On the second issue on the agenda:

Approval of MTS OJSC Annual Report, MTS Annual Financial Statements, including MTS OJSC Profit & Loss Report, distribution of MTS OJSC profit and losses based on FY 2008 results (including payment of dividends).

Draft resolution:

Be it resolved that MTS OJSC 2008 Annual Report, MTS 2008 Annual Financial Statements, MTS OJSC 2008 Profit & Loss Report (Account), the procedure for distribution of MTS OJSC profit, including annual dividends on MTS OJSC registered common shares in the amount of RUR 20.15 per one registered common share with a par value of RUR 0.1 each, be approved. The total amount of MTS OJSC annual dividends shall be RUR 39,404,612,202.15. Annual dividends shall be paid out in cash within the time limit, as set out in the MTS OJSC Charter.

On the third issue on the agenda:

Election of members of MTS OJSC Board of Directors

Draft resolution:

Have the following persons elected members of MTS OJSC Board of Directors:

1. Anton Vladimirovich Abugov

2. Alexey Nikolaevich Buyanov

3. Mohanbir Singh Gyani

4. Sergey Alexeevich Drozdov

5. Ron Sommer

6. Tatiana Vladimirovna Yevtoushenkova

7. Daniel Eldon Crawford

8. Paul James Ostling

9. Mikhail Valerievich Shamolin

On the forth issue on the agenda:

Election of members of MTS OJSC Auditing Commission

Draft resolution:

Have the following persons elected members of MTS OJSC Auditing Commission:

1. Vasily Vasilyevich Platoshin

2. Artem Yevgenievich Popov

3. Dmitry Yevgenievich Frolov

On the fifth issue on the agenda:

Approval of MTS OJSC auditor

Draft resolution:

Be it resolved that the auditing firm ZAO Deloitte & Touche CIS (4/7 Vozdvizhenka St., Moscow, Russian Federation, OGRN (Primary State Registration Number) 1027700425444) be approved as MTS OJSC auditor.

On the sixth issue on the agenda:

Approval of MTS OJSC Charter, as amended

Draft resolution:

Be it resolved that the revised Charter of MTS OJSC, as amended, be approved.

On the seventh issue on the agenda:

Approval of the Regulations of the MTS OJSC Board of Directors, as amended

Draft resolution:

Be it resolved that the revised Regulations of the MTS OJSC Board of Directors, as amended, be approved.

On the eighth issue on the agenda:

Approval of the Regulations of the MTS OJSC Management Board

Draft resolution:

Be it resolved that the revised Regulations of the MTS OJSC Management Board, as amended, be approved.

On the ninth issue on the agenda:

Approval of the Regulations of Remunerations and Compensations Payable to Members of the MTS OJSC Board of Directors, as amended

Draft resolution:

Be it resolved that the revised Regulations of Remunerations and Compensations Payable to Members of the MTS OJSC Board of Directors, as amended, be approved.

To: Shareholders of

Mobile TeleSystems

Open Joint Stock Company

Notice

of Mobile TeleSystems Open Joint Stock Company

Annual General Shareholders Meeting

In compliance with the resolution of the Board of Directors of Mobile TeleSystems Open Joint Stock Company dated April 15, 2009 (Minutes No.140), the shareholders of Mobile TeleSystems Open Joint Stock Company (hereinafter referred to as “MTS OJSC”) are hereby informed on convening MTS OJSC Annual General Shareholders Meeting.

Location of MTS OJSC: 4, Marksistskaya St., Moscow 109147, Russian Federation

Initiator of MTS OJSC Annual General Shareholders Meeting: MTS OJSC Board of Directors

Date of the meeting: June 25, 2009

Time of the meeting: 11:00 a.m. Moscow time

Place of the meeting: Hotel “NATIONAL”, 15/1, Mokhovaya St., Moscow, Russian Federation

Form of the meeting: meeting (joint personal presence)

Date of making a list of MTS OJSC shareholders entitled to participate in the Annual General Shareholders Meeting: May 08, 2009

The registration of shareholders (representatives of shareholders) for participation in the Annual General Shareholders Meeting will be held on June 25, 2009 from 9:00 a.m. Moscow time at the address: Hotel “NATIONAL”, 15/1, Mokhovaya St., Moscow, Russian Federation.

MTS OJSC shareholders are entitled to participate in the General Shareholders Meeting in person, or forward completed ballot forms to vote on agenda items to: OJSC Registrar NIKoil (MTS), Russian Federation, 125993 Moscow, 28, Tretya Ulitsa Yamskogo Polya. The voting ballots received at least on June 23, 2009 will be taken into account, when ascertaining the presence of a quorum and summarizing voting results. In case the voting on agenda items is performed by successors or representatives of persons included in the list of persons entitled to participate in the MTS OJSC annual general shareholders meeting, the documents (or notarized copies thereof) confirming the powers of such successors or representatives shall be attached to the ballots forwarded by such persons.

To be registered in case of participation in person, a shareholder shall present an identification document as well as other documents confirming authority, if required: Power of Attorney and/or other documents in accordance with the current legislation.

The following issues have been placed on the agenda for MTS OJSC Annual General Shareholders Meeting:

1. Procedure for conducting the Annual General Shareholders Meeting;

2. Approval of MTS OJSC Annual Report; annual financial statements of MTS OJSC, including the Profit & Loss Statement of MTS OJSC; distribution of profits and losses of MTS OJSC based on 2008FY results (including payment of dividends);

3. Election of members of MTS OJSC Board of Directors;

4. Election of members of MTS OJSC Auditing Commission;

5. Approval of MTS OJSC auditor;

6. Approval of MTS OJSC Charter as amended and restated;

7. Approval of the Rules and Regulations of MTS OJSC Board of Directors as amended and restated;

8. Approval of the Rules and Regulations of MTS OJSC Management Board as amended and restated;

9. Approval of the Rules and Regulations of Remunerations and Compensations Payable to MTS OJSC Board of Directors as amended and restated.

MTS OJSC shareholders can get familiarized with and obtain copies of materials that must be provided to MTS OJSC shareholders in preparing MTS OJSC Annual General Shareholders Meeting in MTS OJSC office at: 4, Marksistskaya St., Moscow 109147, Russian Federation on business days from 8:30 a.m. to 5:30 p.m. Moscow time, from May 26, 2009 to June 25, 2009.

Materials to be submitted to shareholders in preparing MTS OJSC Annual General Shareholders Meeting, not confidential or proprietary in any way, can also be reviewed at MTS site in the Internet (www.mts.ru и www.mtsgsm.com).

Mobile TeleSystems Open Joint Stock Company

Board of Directors

Information and Comments on Issues Submitted for Approval

of the Annual General Meeting of Shareholders of

Mobile TeleSystems Open Joint Stock Company

June 25th, 2009

On the first issue on the agenda:

The procedure for conducting the annual general shareholders meeting

This issue on the agenda is of organizational nature and relates to the procedure for conducting the shareholders meeting.

The Counting Commission shall notify meeting participants of the registration of meeting participants, presence of a quorum and other organizational matters.

Within this issue, the meeting participants shall adopt a resolution on election of the Chairman of the Shareholders Meeting (the Chairman shall be elected from among the persons attending the Shareholders Meeting).

Subject to Clause 30.3 of the MTS OJSC Charter, the Chairman shall perform the following functions:

•                                          conduct the general shareholders meeting;

•                                          ensure compliance with the rules of procedure for the general shareholders meeting;

•                                          sign the minutes of the general shareholders meeting.

This issue also covers the procedure for summarizing the voting results and announcing resolutions adopted by MTS OJSC annual general shareholders meeting with respect to issues on the agenda of the shareholders meeting.

Procedure for adoption of the resolution:

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

1.             Have the following person                                                    elected Chairman of MTS OJSC Annual General Shareholders Meeting.

2.             Voting results and resolutions adopted by MTS OJSC Annual General Shareholders Meeting with respect to issues on the agenda shall be announced at MTS OJSC Annual  General Shareholders Meeting.

On the second issue on the agenda:

Approval of MTS OJSC Annual Report, MTS OJSC Annual Financial Statements, including MTS OJSC Profit & Loss Report, distribution of MTS OJSC profit and losses based on FY 2008 results (including payment of dividends).

As required by the existing Russian law, the said issue shall be discussed, on an annual basis, at the annual general shareholders meeting.

The following materials were submitted to the Annual General Shareholders Meeting for approval:

•                                          MTS OJSC 2008 Annual Report;

•                                          MTS OJSC 2008 Annual Financial Statements under the Russian Accounting Standards;

•                                          MTS OJSC 2008 Profit & Loss Report (Account);

•                                          Recommendations of MTS OJSC Board of Directors summarizing the procedure for  distribution of MTS OJSC profit based on FY 2008 results.

Please find attached the Findings of MTS OJSC Auditing Commission and the Report of MTS OJSC’s Auditor (ZAO Deloitte & Touche CIS).

The text of the resolution on this issue also includes a section dealing with the payment of annual dividends on MTS OJSC registered common shares. It is recommended that the amount of annual dividends on MTS OJSC registered common shares be RUR 20.15 per one MTS OJSC registered common share with a par value of RUR 0.1 each. The total amount of MTS OJSC annual dividends shall be RUR 39,404,612,202.15. It is proposed that the annual dividends shall be paid out in cash within the time limit, as set out in the MTS OJSC Charter.

Procedure for adoption of the resolution:

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

Be it resolved that MTS OJSC 2008 Annual Report, MTS 2008 Annual Financial Statements,   MTS OJSC 2008 Profit & Loss Report (Account), the procedure for distribution of MTS OJSC profit, including annual dividends on MTS OJSC registered common shares in the amount of RUR 20.15 per one registered common share with a par value of RUR 0.1 each, be approved. The total amount of MTS OJSC annual dividends shall be RUR 39,404,612,202.15. Annual dividends shall be paid out in cash within the time limit, as set out in the MTS OJSC Charter.

On the third issue on the agenda:

Election of members of MTS OJSC Board of Directors

The issue on election of MTS OJSC Board of Directors members is submitted for approval of MTS OJSC General Shareholders Meeting. The powers of the new members of the MTS OJSC Board of Directors shall be effective until the next MTS OJSC annual general shareholders meeting.

Procedure for adoption of the resolution:

Pursuant to the MTS OJSC Charter and existing Russian law, members of the Board of Directors shall be elected by cumulative voting. In cumulative voting, the number of voting shares owned by each of shareholders shall be multiplied by the number of persons to be elected to MTS OJSC Board of Directors, and a shareholder may cast all votes carried by the shares owned by him/her in favor of one candidate, or distribute them among two or more candidates. The candidates who received the greatest number of votes shall be deemed elected to the Board of Directors.

Please find attached information on candidates for the Board of Directors.

In accordance with the MTS OJSC Charter, the number of MTS OJSC Board of Directors members shall be fixed by resolution of the general shareholders meeting and may be not less than nine (9). The Annual General Shareholders Meeting on June 27, 2008 made a decision on the number of MTS OJSC Board of Directors members, i.e. decided that the number of MTS OJSC Board of Directors members should be nine.

Draft resolution:

Have the following persons elected members of MTS OJSC Board of Directors:

1.                                       Anton Vladimirovich Abugov

2.                                       Alexey Nikolaevich Buyanov

3.                                       Mohanbir Singh Gyani

4.                                       Sergey Alexeevich Drozdov

5.                                       Ron Sommer

6.                                       Tatiana Vladimirovna Yevtoushenkova

7.                                       Daniel Eldon Crawford

8.                                       Paul James Ostling

9.                                       Mikhail Valerievich Shamolin.

On the forth issue on the agenda:

Election of members of MTS OJSC Auditing Commission

The issue of electing of the Auditing Commission members  in MTS OJSC is submitted to the Annual General Meeting of MTS OJSC Shareholders for approval. The Auditing Commission is an independent permanently operating body that oversees MTS OJSC’ financial and business operations.

The Auditing Commission shall be elected by the annual general shareholders meeting and retain its powers until the next annual general meeting of MTS OJSC shareholders.

No more than three (3) candidates may be elected to the Auditing Commission, as that is the number of members of the Auditing Commission fixed by resolution of MTS OJSC Annual General Shareholders Meeting of June 21, 2002.

Please find attached information on candidates for the Auditing Commission.

Procedure for adoption of the resolution:

Shares held by MTS OJSC Board of Directors members or MTS OJSC Executive Body (President) may not participate in voting.

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

Have the following persons elected members of MTS OJSC Auditing Commission:

1.                                       Vasily Vasilyevich Platoshin

2.                                       Artem Yevgenievich Popov

3.                                       Dmitry Yevgenievich Frolov.

On the fifth issue on the agenda:

Approval of MTS OJSC auditor for 2009

The issue of approval of MTS OJSC’s auditor to audit financial and operational activities of MTS OJSC was submitted to the Annual General Meeting of Shareholders for approval.

The auditor shall be approved by the annual general meeting of shareholders on an annual basis.

In accordance with the current law, annual statements of an open joint stock company shall be confirmed by an auditor that has no property interests in the company or the company’s shareholders.

MTS OJSC statements for years 2002-2008 were audited by ZAO Deloitte & Touche CIS. MTS OJSC Board of Directors recommended that ZAO Deloitte & Touche CIS be approved as MTS OJSC auditor.

Procedure for adoption of the resolution:

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

Be it resolved that the auditing firm ZAO Deloitte & Touche CIS (4/7 Vozdvizhenka St., 4/7, Moscow, Russian Federation, OGPN (Primary State Registration Number) 1027700425444) be approved as MTS OJSC auditor.

On the sixth issue on the agenda:

Approval of MTS OJSC Charter, as amended

The issue on the approval of the revised MTS OJSC Charter, following the recommendations of the Board of Directors, was submitted to the Annual General Meeting of MTS OJSC Shareholders for approval. The current version of the Charter was approved by the Annual General Meeting of MTS OJSC Shareholders on June 29, 2007.

Main amendments contained in the revised Charter:

•                                          the text of previous amendments was included for the period from 2007 through the present;

•                                          types of MTS OJSC activities were specified in accordance with the All-Russian Classifier of Main Types of Activities;

•                                          the terms of reference of the MTS OJSC Board of Directors were amended by adding the following:

1)                approval of candidates nominated for board of directors (supervisory boards) and auditing commissions of the Company’s foreign subsidiaries;

2)                approval of candidates for the positions of the Company’s senior executives who report directly to the President of the Company;

3)                approval of general principles of performance appraisal and evaluation of the remuneration and motivation system for the Company’s senior executives who report directly to the President of the Company;

4)                approval of reports of Company’s executive bodies on the effectiveness of the system (process) of risk management and effectiveness of the system (process) of Company’s internal control.

5)                review of information materials and reports of the President and the Management Board of the Company regarding:

•                                                                  activities of the Company;

•                                                                  performance by the President and the Management Board of their powers and functions;

•                                                                  performance by the Company’s senior executives who report directly to the President of their powers and duties;

•                                                                  implementation of resolutions adopted by general meetings of shareholders and the Board of Directors of the Company.

Please find attached the draft revised Charter of MTS OJSC.

Procedure for adoption of the resolution:

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

Be it resolved that the revised Charter of MTS OJSC, as amended, be approved.

On the seventh issue on the agenda:

Approval of the Regulations of the MTS OJSC Board of Directors, as amended

The issue on the approval of the revised Regulations of the MTS OJSC Board of Directors (“Regulations”), following the recommendations of the Board of Directors, was submitted to the General Meeting of MTS OJSC Shareholders for approval. The current version of the Regulations was approved by the Extraordinary General Meeting of MTS OJSC Shareholders on October 03, 2008.

Main amendments to the Regulations:

•              the Regulations provide for a procedure for induction of new members of the Board of Directors;

•              the Regulations contain provisions covering the procedure for professional development of members of the Board of Directors;

•              criteria of independence for members of the Board of Directors were changed due to changes in the American securities market legislation.

Please find attached the revised Regulations of the MTS OJSC Board of Directors.

Procedure for adoption of the resolution:

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

Be it resolved that the revised Regulations of the MTS OJSC Board of Directors, as amended, be approved.

On the eighth issue on the agenda:

Approval of the Regulations of the MTS OJSC Management Board

The issue on the approval of the revised Regulations of the MTS OJSC Management Board (“Regulations”), following the recommendations of the Board of Directors, was submitted to the General Meeting of MTS OJSC Shareholders for approval. The current version of the Regulations was approved by the Extraordinary General Meeting of MTS OJSC Shareholders on October 03, 2008.

Main amendments to the Regulations:

•              the Regulations provide for the obligation of the Company’s Management Board to report to the Board of Directors on its activities, the implementation of the business plan, the  budget of the Company, key risks, financial and operating results, competitive environment and other issues relating to the Company’s activities;

•              the Regulations are supplemented with the concept of conflict of interest, specify situations where a conflict of interest of Management Board members may arise, provide for norms obliging  members of the Management Board to disclose information on their affiliation and other circumstances which may result in a conflict of interest. The procedure for disclosing information necessary for overall management of the conflict of interest of Management Board members was specified.

Please find attached the revised Regulations of the MTS OJSC Management Board.

Procedure for adoption of the resolution:

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

Be it resolved that the revised Regulations of the MTS OJSC Management Board, as amended, be approved.

On the ninth issue on the agenda:

Approval of the Regulations of Remunerations and Compensations Payable to Members of the MTS OJSC Board of Directors, as amended

The issue on the approval of the revised Regulations of Remunerations and Compensations Payable to Members of the MTS OJSC Board of Directors (“Regulations”), following the recommendations of the Board of Directors, was submitted to the Annual General Meeting of MTS OJSC Shareholders for approval. The current version of the Regulations was approved by the Annual General Meeting of MTS OJSC Shareholders on June 27, 2008.

Main amendments to the Regulations:

•              the remuneration for the performance of functions of Board  of Directors member shall be paid only to independent directors and the members of the Board  of Directors who are not employees   or members of management bodies of MTS OJSC Group companies;

•              additional remunerations are introduced for participation of Board of Directors members in the work of Special Committees of the Board of Directors;

•              the basis for payment of bonus  according to the  performance results for  the year was changed.

Please find attached the revised Regulations of Remunerations and Compensations Payable to Members of the MTS OJSC Board of Directors.

Procedure for adoption of the resolution:

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

Be it resolved that the revised Regulations of Remunerations and Compensations Payable to Members of the MTS OJSC Board of Directors, as amended, be approved.

OPINION OF THE AUDITING COMMISSION

based on the results of the audit of Mobile TeleSystems OJSC financial and business activities in 2008

05 May, 2009 Moscow

In compliance with the provisions of Federal Law № 208-FZ “On Joint Stock Companies” Dated 26.12.95 and Mobile TeleSystems OJSC’ Charter, the Auditing Commission consisting of V.V. Platoshin, A.E. Popov and M.V. Tokun carried out during the period from 15 April, 2009 to 5 May, 2009 the audit of Mobile TeleSystems OJSC financial and business activities in 2008.

The main objectives of the audit were to make sure that:

•  the main financial indicators of the Company activities reflected in the financial statements were valid;

•  the decisions and instructions of the management were implemented and the material business processes were conducted in conformity with all applicable material requirements;

•  the financial and business operations were carried out in favour of the company and its shareholders;

•  the internal risk management procedures were developed and applied with sufficient efficiency.

The Management of the Company shall be responsible for preparation of true data and statements, being in conformity with the relevant requirements and implementation of Company’s management instructions, carrying-out of financial & economic activities in favour of Company and its participants as well as for development and operation of an efficient internal controlling system.

The following persons were responsible for financial and economic activity of the Company during the period under review:

•  L.A. Melamed, the President of the Company from 01.01.08 to 25.05.08

•  M.V. Shamolin, the President of the Company from 26.05.08 to the present day

•  I.P. Borisenkova, the Chief Accountant of the Company for the whole period

This Opinion was based on the results of the selective audit of the financial and business operations carried out in 2008 with the use of the following submitted documents:

•  Minutes of the Board of Directors meetings;

•  Company’s Budget approved for 2008;

•  Form №1 “Accounting Balance Sheet as of 31.12.2008”, Form №2 “Profit and Loss Report for 2008”, annexes to the annual financial statements (Forms №№3 — 5), Explanatory Note to the Balance Sheet for 2008;

•  Accounting Statements for 2008 (Trial Balance for 2008, Analytic Accounting Statements, etc.);

•  Tax declarations for 2008;

•  Business contracts, primary documents, etc.

In 2008, the core business of Mobile TeleSystems OJSC was provision of telecommunication services.

The major source of the Company’s income was revenue from the provision of the following services:

•  cellular radio phone communication services;

•  communication channel leasing;

•  national and international telephone communication services;

•  telematic services;

•  sales of handsets and accessories;

•  sales of equipment;

•  works under the construction license.

The major Mobile TeleSystems OJSC’s financial and economic indicators for 2008:

Revenue from service sales (exclusive of VAT) was RUR 188 580 221 000, in comparison with 2007 the revenue was increased by RUR 41 277 396 000, i.e. by 28%. In particular, increase in revenue and prime cost was the result of addition in subscriber base including subscriber base of the merged subsidiaries Primtelephone CJSC and MCC OJSC.

The prime cost of the services sold constituted RUR 75 097 646 000 therefore vs. 2007 the prime cost increased by RUR 17 862 282 000 or by 31.2%. The prime cost includes the following expenses:

•  prime cost of communication services RUR 71 917 276 000;

•  sales RUR 3 168 809 000;

•  construction & installation works, etc. RUR 11 561 000;

Selling expenses were RUR 21 371 255 000;

Administrative expenses were RUR 17 350 059 000.

Based on the results of Mobile TeleSystems OJSC financial and business activities in 2008, the net profit in 2008 achieved RUR 39 778 176 000, i.e. RUR 2 752 582 000 more vs. the previous year (7.4%).

As of 31 December, 2008, Mobile TeleSystems OJSC’ assets include:

Fixed assets	RUR 211 214 367 000;
Current assets	RUR 69 545 981 000.

According to Form No. 1 The Balance Sheet, as of 31.12.2008, vs. the beginning of the year the assets value increased by RUR 61 349 338 000 and achieved RUR 280 760 348 000.

The accounts receivable, as of 31.12.2008, vs. the beginning of the year, increased by RUR 4 991 546 000 and constituted RUR 23 376 218 000. The trade receivable decreased by RUR RUR 211 488 000 in 2008 and was RUR 9 400 897 000, as of 31.12.2008.

The main major debtors, as of 31.12. 2008, were:

Advertising Agency Maxima OJSC	RUR 245 207 000;
Moscow City Electric Network Company OJSC	RUR 197 088 000;
PSO Sistema-HALS CJSC	RUR344 375 000;
Gigant LLC	RUR132 781 000;
Sviaznoy Logistics CJSC	RUR 2 018 595 000;
Trade House Euronet LLC	RUR 345 713 000;
(taking into account set-off of advances)

As of 31.12 2008 Mobile TeleSystems OJSC had short-term borrowings in the amount of RUR 36 961 466 000.

Due to the insolvency claim filed by Beta Link CJSC in the Arbitration Court, MTS OJSC established the provision in the amount of RUR 826 867 000 for depreciation of the loan granted to Beta Link CJSC in October, 2008.

The amount of accounts payable, as of 31.12.2008, vs. the beginning of the year increased by 62.8% and totaled RUR 39 422 615 000, including:

•  liabilities to the supplies and contractors – RUR 25 420 547 000;

•  liabilities to the staff of the organization – RUR 1 891 412 000 and is current liability;

•  liabilities to state extra-budgetary funds – RUR 167 341 000 and is a current liability;

•  liabilities on taxes and dues – RUR 1 904 646 000 and is a current liability;

•  liabilities to other creditors – RUR 10 038 669 000, including liabilities to buyers and customers on advance payments received – RUR 9 975 077 000.

The main major creditors, as of 31.12 2008:

• AB Ericsson	RUR 2 270 515 000;
• SITRONICS Telecom Solutions (Chech Republik)	RUR 24 419 000;
• SITRONICS Telecom Solutions CJSC	RUR 1 474 825 000;
• Motorola LTD	RUR 840 437 000;
• Nokia Siemens Networks GmbH&Co. KG	RUR 365 532 000;
• Acatel-Lucent Deuschland AG	RUR 423 463 000;
• HUAWEI TECH. INVESTMENT CJ., LTD	RUR 581 624 000;
• Akku Vertrieb CJSC	RUR 242 741 000;
• Vostok Mobile B.V. and Vostok Mobile South	RUR 2 572 109 000;
• TechnoServ AC LLC	RUR 144 706 000;
• Scandinavian House OJSC	RUR 265 354 000;
• NEC Infocommunications CJSC	RUR 310 536 000;
• SMF TVSviaz CJSC	RUR 146 890 000;
• Adv. Agency Maxima	RUR 346 610 000;
• Quazar-Micro.RU LLC	RUR 805 973 000.

The net assets value for 2008 increased by 2.3% and, as of 31.12.2008, constituted RUR 102 157 636 000 (the equity capital, as of 31.12.2008, was RUR 199 333 000).

On the basis of the selective audit the Auditing Commission came to the conclusion that the annual report and financial statements of Mobile TeleSystems OJSC for 2008 comply generally with the legislative and normative documents.

The Auditing Commission members:

V.V. Platoshin  _________________________________________

Chief Accountant

AFK Sistema OJSC

A.E. Popov ____________________________________________

Project Manager

Financial Planning & Budget Department

AFK Sistema OJSC

M.V. Tokun ___________________________________________

Chief Manager

Department of Audits & Interaction with Outside Auditors

AFK Sistema OJSC

Recommendations of MTS OJSC Board of Directors to the Annual General Meeting of MTS OJSC Shareholders regarding the distribution of profit  at the end of FY 2008

MTS OJSC FY 2008 PROFIT DISTRIBUTION PROCEDURE

PROFIT AND LOSS STATEMENT

For 2008

Organization: Mobile TeleSystems Open Joint Stock Company

Location: 4 Marksistskaya St., Moscow, Russian Federation

Taxpayer Identification Number: 1027700149124

Type of business activity: telecommunication services, construction, agency business

Unit of measurement: thousands of rubles

Indicator	Code	For the reporting period	For the same period last year
1	2	3	4

REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
Revenues (net) from sale of goods, products, works, services (less value added tax, excise tax and and similar mandatory payments)	010	188,580,221	147,302,825
including:
Communication services	011	185,279,944	144,321,600
Trading	012	2,364,993	2,114,169
Building and installation, etc.	013	935,284	867,056
Self-cost of goods, products, works, services sold	020	(75,097,646)	(57,235,364)
including:
Communication services	021	(71,917,276)	(54,907,958)
Trading	022	(3,168,809)	(2,271,395)
Building and installation, etc.	023	(11,561)	(56,011)
Gross profit	029	113,482,575	90,067,461
Commercial expenses	030	(21,371,255)	(16,648,241)
Administrative expenses	040	(17,350,059)	(14,157,929)
Profit from sales	050	74,761,261	59,261,291

OTHER INCOME AND EXPENSES
Interest receivable	060	2,533,876	1,641,624
Interest payable	070	(5,134,513)	(5,574,326)
Income from participation in other organizations	080	594,070	127,346
Other income	090	2,906,235	7,065,667
Other expenses	100	(21,486,349)	(10,524,187)
Profit before taxes	140	54,174,580	51,997,415
Deferred tax assets	141	2,499,117	1,330,102
Deferred tax liabilities	142	(385,597)	(267,437)
Current income tax	150	(15,828,782)	(15,261,492)
Tax sanctions of previous years	151	(681,142)	(772,994)

NET INCOME FOR THE REPORTING PERIOD	190	39,778,176	37,025,594
FOR REFERENCE
Fixed tax assets	200	713,364	1,719,447
Basic earning per share, rubles	210	20.05	18.57
Diluted earnings per share, rubles	215	20.05	18.57

FUNDS

The Reserve Fund of the Company has been formed to the full extent as required by Russian law and the Charter of MTS OJSC.

DIVIDENDS

The annual dividends on common registered shares of MTS OJSC shall be RUR 20.15(1) per common registered share of MTS OJSC with a par value of RUR 0.1 each.

The total annual dividends of MTS OJSC shall be RUR 39,404,612,202.15.

The annual dividends shall be paid in cash within the time limit set forth in the Charter of MTS OJSC.

FINAL DISTRIBUTION OF PROFIT AND LOSS

Expense item	Amount

Net income for 2008	RUR	39,778,176,000.00

Amount to be distributed among shareholders as dividends on common registered shares at the end of the financial year	RUR	39,404,612,202.15

Chairman	A.N. Buyanov

President, MTS OJSC	M.V. Shamolin

General Accounting Executive, MTS OJSC
I.R. Borisenkova

(1) - USD exchange rate for March 31, 2009: RUR 34.0134

Information on Candidates Placed on the Ballot as Nominees for

the Board of Directors of Mobile TeleSystems Open Joint Stock Company

at the Annual General Meeting of MTS OJSC Shareholders

June 25, 2009

1.                                       Anton Vladimirovich Abugov, citizen of the Russian Federation

Born in 1976.

In 1998, Mr. Abugov graduated from the Academy of National Economy under the Government of the Russian Federation, with a degree in management.

In 1995 he was involved in developing the infrastructure and a regulatory framework for the stock market in Russia. Between 1995 and 2002 Mr. Abugov was Director of Corporate Finance at United Financial Group, seeing through a number of major fundraising, strategic consultancy, and merger and acquisition projects in various industries in Russia and Eastern Europe.

In 1999 he was an advisor to RAO UES of Russia. From 2003 to 2006 he was in charge of the Corporate Finance Department at AKB Rosbank. He currently serves as Sistema’s First Vice President and Head of Strategy and Development.

Mr. Abuguv has been nominated by AFK Sistema OJSC that holds 636,224,752 registered common shares of MTS OJSC which constitute 31.92% of MTS OJSC voting shares.

2.                                       Alexey Nikolaevich Buyanov, citizen of the Russian Federation

Born in 1968.

In 1992, Mr. Buyanov graduated from the Moscow Physical-Technical Institute (MFTI), with a degree in engineering.

From 1992 to 1994 he was an intern investigator with the Institute for Problems in Mechanics (IPM) of the Russian Academy of Science. He joined AFK Sistema OJSC in 1994, and from 1994 to 1995 held various positions in Sistema’ Property Complex. In 1995 he was appointed head of department at Sistema-Invest and later Vice President of Sistema-Invest. In 1997 he was appointed First Vice President of Sistema-Invest. He served as Vice President of MTS OJSC from 1998 to 2002. In July 2002 he was appointed Vice President of AFK Sistema OJSC heading the department for financial restructuring. Currently Mr. Buyanov is Senior Vice President of AFK Sistema OJSC heading the financial and investment complex.

Mr. Buyanov has been nominated by AFK Sistema OJSC that holds 636,224,752 registered common shares of MTS OJSC which constitute 31.92% of MTS OJSC voting shares.

3.                                       Mohanbir Singh Gyani, citizen of the United States

Born in 1951.

Mr. Gyani graduated from the San Francisco State University with a B.A. in business administration and holds an MBA in finance.

Mr. Gyani is the current Vice Chairman (and formerly CEO and Chairman) of Roamware.

From 2000 to 2003 Mr. Gyani was the President of AT&T Wireless Mobility Services. From 2003 to 2005 he was Senior Advisor to the President of AT&T Wireless Group with responsibility for strategy, development and operations. In 1999, following the merger of Vodafone and AirTouch, Mr. Gyani served as Head of Strategy and Corporate development and member of the Board of Vodafone AirTouch. Mr. Gyani was Executive Vice President and Chief Financial Officer of AirTouch Communications from 1994 to 1999. Mr. Gyani began his career in 1978 with Pacific Telesis Group where he held various leading financial and management positions.

Mr. Gyani has been nominated by AFK Sistema OJSC that holds 636,224,752 registered common shares of MTS OJSC which constitute 31.92% of MTS OJSC voting shares.

4.                                       Sergey Alexeevich Drozdov, citizen of the Russian Federation

Born in 1970.

Mr. Drozdov graduated from the S. Ordzhonikidze State Academy of Management (GAU). Cand. sc. (Economics).

Mr. Drozdov was head of the financial innovations and marketing department at the City of Moscow’s Property Fund from 1994 to 1995. He has been working at AFK Sistema OJSC since 1995. He was the Executive Director of the Corporation’s Department of Development and Investments from 1995 to 1998, and from 1998 to 2002 served as Vice President, Acting President, and First Vice President of Sistema-Invest OJSC. Mr. Drozdov became head of the Corporation’s Department of Corporate Property in April 2002. He was appointed Acting First Vice President of Sistema on May 15, 2002, and First Vice President of Sistema in September 2002. In April 2005 he became Senior Vice President and Chief of the Property Complex.

Mr. Drozdov has been nominated by AFK Sistema OJSC that holds 636,224,752 registered common shares of MTS OJSC which constitute 31.92% of MTS OJSC voting shares.

5.                                       Tatiana Vladimirovna Yevtoushenkova, citizen of the Russian Federation

Born in 1976.

Ms. Yevtoushenkova graduated from the Finance Academy under the Government of the Russian Federation.

From 2007 to 2008 she was Advisor to the President of MTS OJSC. From December 1999, prior to joining MTS in October 2002, she was the Director of the Investment Department at Sistema Telecom.

From 2002 to 2007 Ms. Yevtoushenkova was MTS OJSC Vice President of Strategy and Development.

Since 2008 she has been an advisor of the President of Sberbank of Russia OJSC.

Ms. Yevtoushenkova has been nominated by AFK Sistema OJSC that holds 636,224,752 registered common shares of MTS OJSC which constitute 31.92% of MTS OJSC voting shares.

6.                                       Ron Sommer, citizen of Germany

Born in 1949.

Mr. Sommer studied mathematics in the University of Vienna, receiving his directorate in 1971. In 1980 he joined the Sony Group as a managing director of its German subsidiary. In 1986 Mr. Sommer became the Chairman of the Management Board of Sony Deutschland, and in 1990 he was appointed President and COO of Sony Corporation in the USA. In 1993 Mr. Sommer joined Sony Europe in the same function. From May 1995 to July 2002 he was the Chairman of the Management Board of Deutsche Telekom AG.

In 2003 Mr. Sommer was elected Chairman of the International Consultative Board of AFK Sistema, an advisory body that develops recommendations for strategic development and corporate governance. In 2005 he joined the Board of Directors of AFK Sistema OJSC as independent director, and also exercised functions of Chairman of the Committee for Investor Relations.

Mr. Sommer has been nominated by MTS OJSC Board of Directors.

7.                                       Daniel Eldon Crawford, citizen of the United States

Born in 1939.

Mr. Crawford graduated with a master’s degree in electrical engineering from New York University.

Mr. Crawford has 30 years of experience in management in the telecommunication branch. From 2004 to 2006, he held the position of President of International Sales and Wholesale at MCI. From 1998 to 2004, Mr. Crawford was the Chairman of the Board of Directors of Embratel Participacoes, the holding company that controls Embratel, Brazil’s premier national telecommunications company. Previously, he was the Chairman of the Board of Directors of Star One, the Chief Operating Officer at Avantel and headed different departments at MCI.

Mr. Crawford has been nominated by AFK Sistema OJSC that holds 636,224,752 registered common shares of MTS OJSC which constitute 31.92% of MTS OJSC voting shares.

8.                                       Paul James Ostling, Citizen of the United States

Born in 1948.

Mr. Ostling Paul Ostling holds a law degree from the Fordham University School of Law and a B.S. in Mathematics and Philosophy from the same university. He has 30 years of managerial experience.

Currently Mr. Ostling is the CEO and General Director of KUNGUR Oilfield Equipment & Services.

From 2003 to 2007 he was the Chief Operating Officer (COO) of Ernst & Young. Prior to that he held a number of other management positions at Ernst & Young: Global Executive Partner from 1994 to 2003, Vice Chairman and National Director of Human Resources from 1985 to 1994, and associate and assistant general counsel from 1977 to 1985. Mr. Ostling began his career at Chadbourne & Parke as an Associate Attorney Litigation and Corporate Matters.

Mr. Ostling has been nominated by AFK Sistema OJSC that holds 636,224,752 registered common shares of MTS OJSC which constitute 31.92% of MTS OJSC voting shares.

9.                                       Mikhail Valerievich Shamolin, citizen of the Russian Federation

Born in 1970.

Mr. Shamolin graduated from the Moscow Automobile and Road Institute in 1992. In 1993 he got the second degree from the Russian Academy of Government Service under the President of the Russian Federation. From 1996 to 1997 he studied at Wharton Business School, where he completed finance and management course for top managers.

Mr. Shamolin joined MTS OJSC in July 2005 as Vice President of Sales and Customer Service. On August 15, 2006 he was transferred to the position of Vice President and Director of MTS Russia Business Unit. On May 29, 2008 he was appointed President and CEO of the Company.

Prior to joining MTS, Mr. Shamolin served at Interpipe Corp. in Ukraine as Managing Director of the Ferroalloys Division. From 1998 to 2004 he was employed with the international consulting company McKinsey&Co.

Mr. Shamolin has been nominated by AFK Sistema OJSC that holds 636,224,752 registered common shares of MTS OJSC which constitute 31.92% of MTS OJSC voting shares.

When considering this issue, shareholders shall take into consideration that members of MTS OJSC Board of Directors are elected by cumulative voting. In cumulative voting, each MTS OJSC voting share accounts for the number of votes equal to the total number of MTS OJSC Board of Directors members. The number of members of MTS OJSC Board of Directors: nine.

The shareholder may cast all votes relating to shares held by him/her for a single candidate, or distribute the votes among various candidates to MTS OJSC Board of Directors.

Consents of nominees for the Board of Directors of MTS OJSC are present.

Candidates who received the largest number of votes shall be deemed elected to MTS OJSC Board of Directors.

Information on Candidates Placed on the Ballot as Nominees for

the Auditing Commission of Mobile TeleSystems Open Joint Stock Company

at the Annual General Meeting of MTS OJSC Shareholders

June 25, 2009

1.                                       Vasily Vasilyevich Platoshin, citizen of the Russian Federation

Born in 1965.

Mr. Platoshin graduated from the Moscow Automobile and Road Institute in 1993, with a degree in mechanics and engineering, and in 1996 got the degree in economics from the Russian Academy of Entrepreneurship.

From 1996 to 1999 Mr. Platoshin was Deputy Chief Accountant at the Diplomatic Corps Directorate Medincentre, from 1999 to 2000 he served as leading expert at the Equity Stake Department of Sistema-Invest CJSC. From 2000 to 2001 he was Chief Accountant at the Moscow President’s Programs Fund. In 2001 he served as Chief Accountant of NIIME and Plant Micron. From 2002 to 2007 he was Chief Accountant of AFK Sistema OJSC.

Since July 2007, Mr. Platoshin has been Chief Accountant and Director of the Financial Accounting & Reporting Department, the Financial and Investment Complex of AFK Sistema OJSC.

Mr. Platoshin has been nominated by AFK Sistema OJSC that holds 636,224,752 registered common shares of MTS OJSC which constitute 31.92% of MTS OJSC voting shares.

2.                                       Artem Yevgenievich Popov, citizen of the Russian Federation

Born in 1979.

Mr. Popov graduated from the State University-Higher School of Economics in 2002 with a degree in management.

From 2003 to 2005 he headed the commercial department at Service-Integrator LLC, in May 2005 he became the head of the planning and managerial activities department at Federal Network Company of Unified Energy System OJSC, from November 2005 to January he served as COO at the Financial Planning Group of AFK Sistema OJSC.

Since January 2009, Mr. Popov has been project manager of the Financing Planning Department, the Financial and Investment Complex of AFK Sistema OJSC.

Mr. Popov has been nominated by AFK Sistema OJSC that holds 636,224,752 registered common shares of MTS OJSC which constitute 31.92% of MTS OJSC voting shares.

3.                                       Dmitry Yevgenievich Frolov, citizen of the Russian Federation

Born in 1971.

In 1994 Mr. Frolov graduated from Omsk Higher Militia School at the Ministry of Internal Affairs of the RF, with a degree in law.

From 2002 to 2007 he was the head of the Executive Office of the President of Mary El and Deputy Head of Government of the Republic of Mary El. From 2007 to 2009 he served as Deputy Durector of the Controlling Department of MTS Group Corporate Center.

Since 2009, Mr. Frolov has been the Head of the Internal Control and Audit Department at AFK Sistema OJSC.

Mr. Frolov has been nominated by AFK Sistema OJSC that holds 636,224,752 registered common shares of MTS OJSC which constitute 31.92% of MTS OJSC voting shares.

Consents of nominees for the Auditing Commission of MTS OJSC are present.

When considering this issue, shareholders shall take into consideration that no more than three candidates may be elected to the Auditing Commission, as that is the number of members of the Auditing Commission fixed by resolution of MTS OJSC Annual General Shareholders Meeting of June 21, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: June 11, 2009